EXHIBIT 8.1

LIST OF SUBSIDIARIES

SUBSIDIARY NAME	JURISDICTION OF INCORPORATION
Blyvooruitzicht Gold Mining Company Ltd	South Africa
Buffelsfontein Gold Mines Ltd	South Africa
West Witwatersrand Gold Mines Ltd	South Africa
Crown Consolidated Gold Recoveries Ltd	South Africa
Dome Resources (Pty) Ltd	Australia
DRD (Isle of Man) Limited	Isle of Man
Tolukuma Gold Mines Ltd	Papua New Guinea
Orogen Minerals (Porgera) Limited	Papua New Guinea